UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.)*

SUNNOVA ENERGY INTERNATIONAL INC.
(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

86745K104
(CUSIP Number)

December 31, 2019
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

⌧ Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP: 86745K104

1	NAMES OF REPORTING PERSONS
Russell D. Gordy

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
4,419,746

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
4,419,746

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,419,746

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.3% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) Calculated using 84,001,062 shares of common stock outstanding as of February 21, 2020, as reported in the Form 10-K/A filed by Sunnova Energy International Inc. on March 6, 2020.

CUSIP: 86745K104

1	NAMES OF REPORTING PERSONS
Gordy Oil Company

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
4,419,746

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
4,419,746

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,419,746

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.3% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP: 86745K104

1	NAMES OF REPORTING PERSONS
Elk Mountain, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
3,954,579

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
3,954,579

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,954,579

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☒

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
4.7% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP: 86745K104

1	NAMES OF REPORTING PERSONS
Minion Trail, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
465,167

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
465,167

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
465,167

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☒

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.6% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP: 86745K104

Item 1(a). Name of Issuer: Sunnova Energy International Inc. (the “Issuer”)

Item 1(b). Address of Issuer’s Principal Executive Officers: 20 East Greenway Plaza, Suite 475, Houston, Texas 77046

Item 2(a).  Name of Person Filing:

Russell D. Gordy (“Russell Gordy”)
Gordy Oil Company (“Gordy Oil”)
Elk Mountain, Ltd. (“Elk Mountain”)
Minion Trail, Ltd. (“Minion Trail”)
(Each a “Reporting Person,” and collectively, the “Reporting Persons”).

Item 2(b). Address or Principal Business Office or, if None, Residence:

The principal business office for all Reporting Persons filing is:

c/o Gordy Oil Company
100 Waugh Drive, #400
Houston, Texas 77007

Item 2(c). Citizenship: See Item 4 of each cover page.

Item 2(d). Title of Class of Securities: Common Stock, $0.0001 par value per share (“Common Stock”).

Item 2(e). CUSIP No.: 86745K104.

Item 3. If this Statement is Filed Pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a: Not applicable.

Item 4. Ownership.

(a) Amount beneficially owned: See Item 9 of each cover page.

Gordy Oil, which is solely owned and controlled by Russell Gordy, is the General Partner of each of Elk Mountain and Minion Trail.  Accordingly, each of Elk Mountain and Minion Trail may be deemed to share beneficial ownership of the shares of Common Stock reported herein by the other entity, but each disclaims any such beneficial ownership except to the extent of its pecuniary interest therein.

The shares of Common Stock reported herein were issued to Elk Mountain and Minion Trail in connection with a corporate reorganization undertaken by the Issuer in connection with its initial public offering, which closed on July 29, 2019.  The shares of Common Stock reported for Minion Trail give effect to the sale of 235,956 shares of Common Stock during 2020 through the date of this filing.

(b) Percent of class: See Item 11 of each cover page.  Percentages have been calculated using 84,001,062 shares of Common Stock outstanding as of February 21, 2020, as reported in the Form 10-K/A filed by the Issuer on March 6, 2020.

(c) Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: See Item 5 of each cover page.
(ii)	Shared power to vote or to direct the vote: See Item 6 of each cover page.
(iii)	Sole power to dispose or to direct the disposition of: See Item 7 of each cover page.
(iv)	Shared power to dispose or to direct the disposition of: See Item 8 of each cover page.

Item 5. Ownership of 5 Percent or Less of a Class.

Not applicable.

CUSIP: 86745K104

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

Not applicable.

CUSIP: 86745K104

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 25, 2020
Russell D. Gordy

	By:	/s/ William H. Caudill
	Name:	William H. Caudill
	Title:	Attorney-in-Fact

Gordy Oil Company

	By:	/s/ William H. Caudill
	Name:	William H. Caudill
	Title:	Attorney-in-Fact

Elk Mountain, Ltd.
	By:	Gordy Oil Company, its General Partner

	By:	/s/ William H. Caudill
	Name:	William H. Caudill
	Title:	Attorney-in-Fact

Minion Trail, Ltd.
	By:	Gordy Oil Company, its General Partner

	By:	/s/ William H. Caudill
	Name:	William H. Caudill
	Title:	Attorney-in-Fact

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

CUSIP: 86745K104

EXHIBIT INDEX

Exhibit Number	Title
99.1	Joint Filing Agreement
99.2	Power of Attorney